CONSENT OF JAMES FROST

The undersigned hereby consents to:
(1)the inclusion in this Current Report on Form 6-K of Integra Resources Corp. (the “Company”) of the scientific and/or technical information contained in the Company’s Management’s Discussion and Analysis dated August 11, 2026 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K; and

(2)the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statements on Form S-8 (File Nos. 333-242495 and 333-267507), and any amendments thereto, filed with the SEC.

/s/ James Frost
Name: James Frost, P.Eng.
Title: Director, Technical Services of Integra Resources Corp.

Date: August 11, 2026